PURE DIAMONDS
EXPLORATION INC. T.PUG

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

May 28, 2007 **TSX Symbol: PUG**

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES

PRIVATE PLACEMENT WITH DE BEERS CANADA

Gordon Keevil, President of Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to announce that in terms of the Agreement announced May 17, 2006 between De Beers Canada Inc. ("**De Beers**") and the Company, De Beers has agreed to subscribe for 1,724,000 units of the Company at a price of $0.29 per unit (the "**De Beers Units**"). Each De Beers Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.35 per common share for two years from the date of closing.

Proceeds from this Offering will be used to continue exploration on the "High Arctic Properties" and for general corporate purposes.

The Offering is subject to all necessary board and regulatory approvals.

For further information, please contact:

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at **www.sedar.com** for further information.

END